UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

November 6, 2008
Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Weizmann Science Park
Building 22, 2nd Floor
Ness-Ziona 76100, Israel
+972 (8) 938-7505

(Address and telephone number of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

        Attached hereto and incorporated by way of reference herein is a management’s discussion and analysis of financial condition and results of operations with respect to the quarter ended September 30, 2008.

        This Report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491) and November 5, 2007 (File No. 333-147140) and into Nova Measuring Instruments Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Gabi Seligsohn —————————————— Gabi Seligsohn President & Chief Executive Officer

By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: November 6, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and related notes contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2008, as amended (the “Annual Report”) and other financial information contained in our Report on Form 6-K furnished to the Securities and Exchange Commission on November 5, 2008. In addition to historical information, this discussion may contain forward looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences include, but not limited to: our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our dependency on a small number of large customers and small number of suppliers and those other risks and factors described under the heading “Risk Factors” in our Annual Report.

        We are a worldwide leading designer, developer and producer of integrated process control metrology systems and design, manufacture and sell leading edge stand-alone metrology used in the manufacturing process of semiconductors. Metrology systems measure various thin film properties and critical circuit dimensions during various steps in the semiconductor manufacturing process, allowing semiconductor manufacturers to increase quality, productivity and yields, lower their manufacturing costs and increase their profitability. We supply our metrology systems to major semiconductor manufacturers worldwide, either directly or through process equipment manufacturers. Of the 20 semiconductor manufacturers that had the highest capital equipment expenditures in 2007, 17 use our systems. The majority of our integrated metrology systems are sold to process equipment manufacturers. These process equipment manufacturers integrate our metrology systems into their process equipment which is then sold to the semiconductor manufacturers. Our systems were first installed in 1995 and, since that time, we have sold more than 1,800 metrology systems. We have always emphasized our integrated metrology solutions as this continues to be an area where we have a leading position. In addition, in the past few years we developed and started manufacturing stand-alone metrology systems as well. We plan to leverage our technology, methods, metrology expertise and market position in the integrated metrology field to expand our offerings of stand-alone metrology systems. Today, both stand alone and integrated metrology solutions have reached a level of maturity allowing semiconductor manufactures to choose how to use either technology and make decisions based on merit specific to the process step in question, always balancing between the amount of data attained and the use made of the data for capabilities such as automated process control. Our long-term strategy is focused on advanced metrology and process control solutions where our integrated process control products and stand alone products are compatible or complementary and used in a customized way to meet specific customer needs. The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis.

Comparison of the Three Months Ended September 30, 2008 and 2007

—	Revenues

Revenues for the third quarter ended September 30, 2008 decreased by 36.4% to $8.8 million, compared to revenues of $13.9 million for the third quarter ended September 30, 2007. The decrease is mainly attributed to overall decrease in demand for our integrated metrology products resulting from an overall slow-down in the semiconductor industry.

—	Cost of revenues and gross margins

Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provision for estimated future warranty costs for systems we have sold.

Our cost of revenues attributable to product sales in the third quarter of 2008 was $2.9 million, a decrease of $2.7 million, or 48.3%, compared to $5.6 million in the third quarter of 2007. This decrease is mainly attributable to the decrease in product revenues in the third quarter of 2008. As a percentage of revenues, our cost of revenues attributable to product sales in the third quarter of 2008 was 51.9% of product sales compared to 54.5% in the third quarter of 2007.

Our cost of revenues attributable to services in the third quarter of 2008 was $2.9 million, an increase of $0.2 million, or 9.7%, compared to $2.7 million in the third quarter of 2007. This increase is attributable mainly to the increase in headcount and its related salary and overhead costs, to support our world wide service contracts.

As a percentage of total revenues, our cost of revenues in the third quarter of 2008 increased to 75.5% of our revenues from 61.6% in the third quarter of 2007. This increase is mainly attributable to a one time inventory write-off of $0.9 in the third quarter of 2008, as well as to the reduction in revenues in the third quarter of 2008.

Our gross margin attributable to product revenues in the third quarter of 2008, excluding the above mentioned inventory write-off, was 48.1% of product sales, compared to 45.5% in the third quarter of 2007. This increase is related mainly to increase in the average selling prices and higher portion of high gross margin product sales.

Our gross margin attributable to services revenues in the third quarter of 2008 was 10.6% of services sales, compared to 7.8% in the third quarter of 2007. This increase is attributable to the increase in service revenues in parallel to implementation of cost control measures.

—	Research & development expenses, net

Net research and development expenses consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting conditional grants received or receivable from the Office of the Chief Scientist (“OCS”). Our net research and development expenses in the third quarter of 2008 were $2.3 million compared with $2.2 million in the third quarter of 2007. Net research and development expenses represented 26.0% of our revenues in the third quarter of 2008, compared to 15.8% of our revenues in the third quarter of 2007, due to the decrease in revenues in the third quarter of 2008.

—	Sales and marketing expenses

Sales and marketing expenses are comprised of salaries and related costs for sales and marketing personnel, related travel expenses, and overhead. They also include commissions to our representatives and sales personnel. Our sales and marketing expenses in the third quarter of 2008 were $1.6 million, a decrease of $1 million, or 36.1%, compared to $2.6 million in the third quarter of 2007. The decrease in sales and marketing expenses is mainly attributed to the decrease in revenue-based sales force compensation costs. Sales and marketing expenses represented 18.5% and 18.4%, respectively, of our revenues in the third quarter of 2008 and third quarter of 2007.

—	General and administrative expenses

General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses in the third quarter of 2008 were $0.8 million, an increase of $0.1 million, or 23.5%, compared to $0.7 million in the third quarter of 2007. General and administrative expenses increased to 8.6% of our revenues in the third quarter of 2008 compared to 4.4% of our revenues in the third quarter of 2007. This increase is primarily attributed to the decrease in revenues in the third quarter of 2008.

—	Impairment loss

Operating expenses for the third quarter of 2007 include a one-time impairment loss of intangibles and equipment related to Hypernex assets and liabilities acquisition of $3.8 million.

Comparison of the Nine Months Ended September 30, 2008 and 2007

—	Revenues

Revenues for the nine months ended September 30, 2008 decreased by 22.2% to $32.7 million, compared to sales of $42.1 million for the comparable period in 2007. This decrease is mainly attributed to the overall decrease in demand for our integrated metrology products resulting from an overall slow-down in the semiconductor industry.

—	Cost of revenues

Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold.

Our cost of revenues attributable to product sales in the nine months ended September 30, 2008 was $10.9 million, a decrease of $5 million, or 31.8%, compared to the nine months ended September 30, 2007. This decrease is attributable to the decrease in product sales in the nine months ended September 30, 2008. As a percentage of product revenues, our cost of revenues in the nine months ended September 30, 2008 were 48.1% compared to 48.7% in the nine months ended September 30, 2007.

Our cost of revenues attributable to services in the nine months ended September 30, 2008 was $9.4 million, an increase of $1.5 million, or 18.4%, compared to $7.9 million in the nine months ended September 30, 2007. This increase is attributable mainly to the increase in headcount and its related salary and overhead costs, to support our world wide service contracts.

As a percentage of total revenues, our cost of revenues in the nine months ended September 30, 2008 increased to 64.5% of our revenues from 57.5% in the nine months ended September 30, 2007. This increase is mainly attributable to the lower sales volume of products and a one time inventory write-off of $0.9 in the third quarter of 2008.

Our gross margin attributable to product revenues in the nine months ended September 30, 2008 was 52.0% of product sales, as compared to 51.0% in the nine months ended September 30, 2007. This increase is mainly related to increase in the average selling prices and higher portion of sales of products with higher gross margins.

Our gross margin attributable to services revenues in the nine months ended September 30, 2008 was 7.2% of services sales, relative to 7.3% of service sales in the nine months ended September 30, 2007.

—	Research and development expenses, net

Net research and development expenses, net, consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting conditional grants received or receivable from the OCS. Our net research and development expenses in the nine months ended September 30, 2008 were $6.4 million, a decrease of $0.3 million, compared to $6.7 million in the nine months ended September 30, 2007. This decrease is mainly attributed to the decrease in our research and development investments in x-ray technologies. Net research and development expenses increased to 19.5% of our revenues in the nine months ended September 30, 2008 compared to 16.0% of our revenues in the nine months ended September 30, 2007. This increase is due mainly to the decrease in our revenues in the nine months ended September 30, 2008, which was partially offset by the decrease in costs.

—	Sales and marketing expenses

Sales and marketing expenses are comprised of salaries and related costs for sales and marketing personnel, related travel expenses, and overhead. They also include commissions to our representatives and sales personnel. Our sales and marketing expenses in the nine months ended September 30, 2008 were $6.1 million, a decrease of $1.2 million, or 16% compared to $7.3 million in the nine months ended September 30, 2007. The decrease in sales and marketing expenses is mainly attributed to decrease in revenue based sales force compensation costs. Sales and marketing expenses represented 18.7% and 17.3%, respectively, of our revenues in the nine months ended September 30, 2008 and nine months ended September 30, 2007.

—	General and administrative expenses

General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses in nine months ended September 30, 2008 were $2.5 million, a decrease of $1.4 million or 36.7% compared to $3.9 million in the nine months ended September 30, 2007. This decrease is attributed mainly to the reduction in legal expenses related to intellectual property infringement law suits, which were settled during the third quarter of 2007. General and administrative expenses represented 7.5% and 9.2% of our revenues in the nine months ended September 30, 2008 and the nine months ended September 30, 2007, respectively.

—	Impairment loss

The nine months ended September 30, 2008 include a one-time $0.6 million impairment of equipment related to Hypernex assets and liabilities, compared with $3.8 million in the third quarter of 2007.

Liquidity and Capital Resources

Total cash reserves at the end of the third quarter of 2008 amounted to $18.5 million relative to $20.5 million at end of the third quarter of 2007.

Working capital at the end of the third quarter of 2008 amounted to $20.9 million relative to $22.0 million at the end of the third quarter of 2007.